UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: November 30, 2004
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

Joint Plant Agreement by and between Wisconsin Public Service Corporation and Dairyland Power Cooperative

On November 30, 2004, Wisconsin Public Service Corporation (a wholly owned subsidiary of WPS Resources Corporation) entered into an agreement with Dairyland Power Cooperative, which agreement is effective as of November 23, 2004. The agreement will allow Dairyland Power to acquire a 30% undivided interest in Wisconsin Public Service's Weston 4 electric generation plant, which is currently under construction. The transaction remains contingent on Dairyland Power obtaining acceptable financing for the transaction and adequate transmission capabilities to deliver its share of the power generated to its transmission network by January 16, 2006. The transaction is also contingent on both Wisconsin Public Service and Dairyland Power having received all required permits and regulatory approvals. In return for its 30% interest in Weston 4, Dairyland Power will pay Wisconsin Public Service 30% of Weston 4's construction, operation (including administrative and indirect costs), fuel and maintenance costs.

Wisconsin Public Service obtained regulatory approval and began construction of Weston 4, a 500-megawatt coal fired plant in October 2004. The plant is expected to cost approximately $770 million (including the acquisition of coal trains) and is scheduled for completion in 2008.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend" and other similar words. Forward-looking statements are beyond the ability of WPS Resources or Wisconsin Public Service to control and, in many cases, WPS Resources or Wisconsin Public Service cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Wisconsin Public Service's periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: December 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: December 3, 2004